CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

[UMPQUA HOLDINGS CORPORATION LETTERHEAD]

August 7, 2009

United States Securities and Exchange Commission
 Division of Corporation Finance
Attention: Gregory Dundas
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Dear Mr. Dundas:

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter (“SEC comment letter”) dated July 30, 2009 with respect to the Form 10-K for the period ending December 31, 2008 (the “2008 10-K”), the Form 8-K filed July 16, 2009 (the “July 8-K”) and our response letter dated June 23, 2009 to the SEC comment letter dated June 10, 2009, each of which was filed by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

2008 10-K

1.	We note your response to comment seven from our comment letter dated June 10, 2009. As it related to your credit support coverage ratio, please address the following:

Clearly define and explain how you determine the current credit support amounts included in the numerator of this ratio;
Tell us why you have not included current loans and loans past due less than 60 days with respective default and loss severity rates in the denominator of this ratio;

Further explain the loss severity rates obtained from S&P. Specifically discuss how these rates are obtained and how you determined these to be representative of each of your specific securities. Additionally, tell us whether this information was available from Bloomberg and if so, why you did not use such information; and

Tell us whether you have included any qualitative factors (e.g. future loss estimates) in your default rates to take into consideration the current economic environment. We note that you use actual rates obtained from Bloomberg’s collateral performance function.

The current credit support amount included in the numerator of the credit support coverage ratio was obtained directly from Bloomberg, through the “MTCS” function. This function calculates the credit support for non-agency mortgage backed securities provided by subordinated tranches and other credit enhancements, where applicable. Bloomberg analyzes the structure of each security and determines how cash flows of the underlying collateral will be distributed to each security issued from a pool. The more senior the position, the higher the credit support, as there are more subordinated tranches in a first-loss

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

position to absorb the credit risks of the senior positions. Credit support is the par or notional amount of subordinated interests within a pool relative to an entity’s position.

We believe that the current credit support coverage ratio, which applies default rates and loss severities to loans with indications of credit risk, including 60 days past due, 90 days past due, loans in the process of foreclosure, or other real estate owned, but does not include current loans or loans past due less than 60 day past due, is widely used as an indicator of future potential principal losses. We believe this was the most predictive approach to determine whether probable losses have occurred, given the underlying credit trends and unknown future loss severity ranges, and was in-line with the SFAS 115 and EITF 99-20 guidance for recognizing other-than-temporary impairment (“OTTI”) when it is determined probable that an investor will be unable to collect all amounts due according to the contractual terms of the security in order to recover the entire amortized cost basis of the security.

The Bloomberg MTCS function and S&P use blanket loss severity rates of 40%. As the actual loss rates on our specific previously unimpaired securities were minimal, and after consideration of weighted average loan-to-value ratios of the underlying collateral (~69%) and FICO scores of the underlying borrowers (~731) at origination, we considered the Bloomberg/S&P guideline rates to be reasonable estimates at the time, given the lack of observable market participant loss severity assumptions.

Our primary methodology for analyzing non-agency securities for potential OTTI through the first quarter of 2009 involved monitoring the current credit support coverage ratio, which is a metric to determine potential losses on a particular tranche within a pool based on current delinquency and default statistics and an estimated loss severity. This approach, however, was not without overriding qualitative considerations. Economic reports and market sentiment, specific to the housing sector as well as U.S. economy in general, suggested that these markets were in the process of “bottoming-out” or otherwise stabilizing, and that a slow recovery in the second half of the year would be an increasingly possible event. As a result, we believed it was a reasonable position that further deterioration of the underlying mortgages within our securities would not increase significantly more than the actual levels current at the time of our analysis. Additionally, as mentioned above, we believe the original average loan-to-value ratios and the financial condition of the underlying loan obligors at origination supported the analysis and conclusions described above.

In April 2009 the FASB issued new impairment guidance for debt securities (FSP FAS 115-2 and FAS 124-2), which clarified that an entity should not wait for an event of default or other actual shortfall of cash flows to conclude that some or all of the cash flows are not likely to be collected. This approach requires entities to estimate the future cash flows of a debt security, utilizing reasonable and supportable forecasts, to measure and determine whether OTTI exists. The Company adopted and applied the provisions of this guidance in the second quarter of 2009. Discussion related to our procedures for measuring OTTI and the impact of this guidance is included in our response to question 3 below.

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

2.

We note your response to our prior comment 11. However, we believe that where executive compensation is based in significant part on company-wide financial targets, such as operating earnings per share, the specific targets are material to investors. Furthermore, since such figures will be presented on a historical basis, they do not amount to forward-looking guidance. In future filings, please disclose the information requested in prior comment 11.

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure of company-wide financial targets on a historical basis in its future filings.

July 8-K

3.

We note disclosure on page six which states that you recorded a $7.6 other-than-temporary impairment charge primarily related to mortgage-backed securities in the held to maturity during the second quarter of 2009. Please tell us the

The specific securities and the reasons why you recorded an other- than-temporary impairment during this period;

Whether the securities for which other-than-temporary impairment was recorded were the same securities that were transferred from available for sale to held to maturity as a result of the redemption in kind; and

How the impact of your adoption of FSP FAS 115-2 and FAS 124-2 in this period impacted your other-than-temporary impairment.

Of the $7.6 million other-than-temporary impairment (“OTTI”) charge recognized in the second quarter of 2009, $7.4 million related to the 29 non-agency residential collateralized mortgage obligations that were transferred from the available for sale classification to the held to maturity classification as a result of the redemption in kind transaction in August 2008. The remaining $239,000 OTTI related to an available for sale collateralized debt obligation that holds trust preferred securities where we noted certain deferrals and defaults within the pool. The timing and amount of the impairment recognized in the quarter primarily resulted from the adoption of FSP FAS 115-2 and FAS 124-2.

Under previous impairment guidance, a debt security would be deemed impaired if it was probable that the investor would be unable to collect all amounts due according to the contractual terms of the security to recover the entire amortized cost basis of the security. The new impairment guidance for debt securities (FSP FAS 115-2 and FAS 124-2) clarified that an entity should not wait for an event of default or other actual shortfall of cash flows to conclude that some or all of the cash flows are not likely to be collected. The newly adopted approach for evaluating OTTI requires an entity to make forward-looking assumptions when developing estimates of future cash flows expected to be collected. The assumptions and inputs used to estimate future cash flows, particularly for

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

certain investments whose markets are inactive, will often be unobservable in the market and will be considered Level 3 fair value measurement in the SFAS 157 fair value hierarchy. To the extent that the present value of the cash flows expected to be collected is less than the amortized cost basis of a security, the difference represents a credit loss. If an entity does not intend to sell a security and it is not more likely than not that an entity will be required to sell the security, the credit loss portion of the impairment is recognized in earnings.

The model inputs utilized to estimate expected future cash flows, including prepayment speeds, collateral default rates, and loss severities, are dynamic in nature and will change over time in conjunction with our assessment of current conditions and future expectations relating to the characteristics specific to our securities as well as the general economic condition. In general, prepayment speeds and collateral default rates were determined by reviewing each security’s historical collateral performance statistics from Bloomberg and layering in qualitative considerations such as the underlying loan structures. Loss severity rates were largely determined by the vintage of securities. In general, we applied higher loss severities to securities whose underlying mortgages were more recently originated (e.g. securities issued in 2006-2007 generally had higher loss severity estimations as compared to securities issued in 2003-2005).

As we do not intend to sell and it is not likely that we will be required to sell these 29 non-agency securities, the $7.4 million other-than-temporary impairment recognized in earnings represents our estimate of the credit loss on these securities. The remaining impairment loss related to all other factors, calculated as the difference between the present value of cash flows expected to be collected and fair value, is recognized in other comprehensive income, net of tax. Exhibit A lists pre-OTTI amortized cost basis, the present value of estimated cash flows, the fair market value, the estimated credit loss, and loss related to all other factors (gross) on the 29 non-agency securities.

For your convenience, and to provide additional information related to our procedures to evaluate OTTI under FSP FAS 115-2 and FAS 124-2, and the considerations and assumptions we utilized as of June 30, 2009, we have incorporated the OTTI related disclosure included in our second quarter 2009 Form 10-Q as filed with the SEC on August 4, 2009 below. This excerpt discusses our procedures to evaluate OTTI under FSP FAS 115-2 and FAS 124-2. Additionally, this disclosure provides detail related to the mortgages underlying these securities, the risks we consider to estimate the projected key assumptions, and the specific assumptions we utilized to develop our cash flow estimates.

We review investment securities on an ongoing basis for the presence of other-than-temporary (“OTTI”) or permanent impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is more likely than not that we will be required to sell the security before recovery of our amortized cost basis of the investment, which may be maturity, and other factors. For debt securities, if we intend to sell the security or it is more likely than not that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If we do not intend to sell the security and it is not more likely than

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

not that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income (“OCI”). Impairment losses related to all other factors are presented as separate categories within OCI. For securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses the security is reevaluated accordingly to the procedures described above.

Prior to the Company’s adoption of FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, new OTTI guidance related to debt securities which became effective in the second quarter of 2009, the Company recorded a $2.1 million OTTI charge in the three months ended March 31, 2009. This charge related to three non-agency collateralized mortgage obligations carried as held to maturity for which the default rates and loss severities of the underlying collateral and credit coverage ratios of the security indicated that it was probable that credit losses were expected to occur. These securities were valued by third-party pricing services using matrix or model pricing methodologies, and were corroborated by broker indicative bids. Upon adoption of the new OTTI guidance in the second quarter of 2009, the Company analyzed these securities as well as other securities where OTTI had been previously recognized, and determined that as of the adoption date such losses were credit related. As such, there was no cumulative effect adjustment to the opening balance of retained earnings or a corresponding adjustment to accumulated OCI.

The following table presents the OTTI losses for the three and six months ended June 30, 2009. There were no similar OTTI losses recorded during the three or six months ended June 30, 2008.

(in thousands)
	Three months ended		Six months ended
	June 30, 2009		June 30, 2009
	Held To	Available	Held To	Available
	Maturity	For Sale	Maturity	For Sale
Total other-than-temporary impairment losses	$10,116	$239	$12,253	$239
Portion of other-than-temporary impairment losses
recognized in other comprehensive income (before taxes) (1)	2,737	-	2,737	-
Net impairment losses recognized in earnings (2)	$7,379	$239	$9,516	$239

(1) Represents other-than-temporary impairment losses related to all other factors.
(2) Represents other-than-temporary impairment losses related to credit losses.

The residential mortgage-backed securities and collateralized mortgage obligations held to maturity primarily represent 29 non-agency collateralized mortgage obligations. The OTTI recognized on investment securities held to maturity relates to these 29 securities. Each of these securities holds various levels of credit subordination. The underlying mortgage loans of these securities were originated from 2003 through 2007. At origination, the weighted average loan-to-value of the underlying mortgages was 69%; the underlying borrowers had weighted average FICO scores of 731, and 59% were limited documentation loans. At June 30, 2009, these securities were valued by third-party pricing services using matrix or model pricing methodologies and were corroborated by broker indicative bids. We estimated the cash flows of the underlying collateral for each security considering credit, interest and prepayment risk models that incorporate management’s estimate of projected key

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

assumptions including prepayment rates, collateral default rates and loss severity. Assumptions utilized vary from security to security, and are influenced by factors such as loan interest rates, geographic location, borrower characteristics and vintage, and historical experience. We then used a third party to obtain information about the structure of each security, including subordination and other credit enhancements, in order to determine how the underlying collateral cash flows will be distributed to each security issued in the structure. These cash flows were then discounted at the interest rate used to recognize interest income on each security. The following table presents a summary of the significant inputs utilized to measure management’s estimate of the credit loss component on these non-agency collateralized mortgage obligations as of June 30, 2009:

	Range		Weighted
	Minimum	Maximum	Average
Constant prepayment rate	0.0%	24.5%	12.8%
Collateral default rate	6.0%	60.0%	14.8%
Loss severity	20.0%	40.0%	29.0%

We estimated the net present value of these non-agency securities to be $5.7 million at June 30, 2009. These securities have been written-down to fair value, $2.9 million, as reflected in the investment portfolio. The difference is reflected as a separate component of OCI, net of tax. In addition, the Company recorded an OTTI charge of $239,000 in the period related to an available for sale collateralized debt obligation that holds trust preferred securities. Management noted certain deferrals and defaults in the pool and believes the impairment represents credit loss in its entirety.

The following table presents a rollforward of the credit loss component of held to maturity debt securities that have been written down for OTTI with the credit loss component recognized in earnings and the remaining impairment loss related to all other factors recognized in OCI.

(in thousands)
Balance, March 31, 2009	$5,952
Additions:
Initial OTTI credit losses	7,211
Subsequent OTTI credit losses	168
Reductions:
Securities sold, matured or paid-off	(1,785)
Balance, June 30, 2009	$11,546

If FSP FAS 115-2 and FAS 124-2 was not effective or had we not adopted the provisions of the FSP in the current quarter, we would have recognized $3.4 million of OTTI in the second quarter of 2009 in accordance with our prior procedures and FSP FAS 115-1 and FAS 124-1. Information relating to the calculation of this amount including the credit support coverage ratio at June 2009 can be found in Exhibit B.

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

In connection with responding to your comments the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the

  Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth
________________________________
Ronald L. Farnsworth
Executive Vice President/Chief Financial Officer and
Principal Financial Officer
Umpqua Holdings Corporation

August 7, 2009

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

EXHIBIT A

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted – List of OTTI securities and OTTI amounts taken in Q2 2009 under FSP FAS 115-2 and 124-2]

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

EXHIBIT B

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted – Proforma listing of OTTI securities and coverage ratios if FSP FAS 115-2 and 124-2 was not in effect in Q2 2009]

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